Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In thousands)

	For the years ended December 31,
	2008	2007	2006		2005	2004
Earnings:
Pre-tax income from operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(942,661)	$(684,578)	$4,597		$307,539	$196,670
Fixed charges	131,481	164,596	141,692		118,218	91,437
Plus: amortization of capitalized interest	12,583	36,218	74,030		73,070	29,447
Plus: distributed income from equity investees	1,388	904	3		300	1,165
Less: capitalized interest	(36,603)	(63,243)	(96,720)		(74,831)	(41,466)

Earnings available for fixed charges	$(833,812)	$(546,103)	$123,602		$424,296	$277,253

Fixed charges:
Interest incurred, both expensed and capitalized	$114,994	$149,346	$129,135		$107,244	$81,790
Debt issue cost amortization in the period	10,051	4,879	3,356		3,788	3,461
Rental expense representative of interest factor	6,436	10,371	9,201		7,186	6,186

Fixed charges	$131,481	$164,596	$141,692		$118,218	$91,437

Ratio of earnings to fixed charges	(a )	(a )	(a	)	3.59	3.03

(a)	Earnings for the years ended December 31, 2008, 2007 and 2006 were insufficient to cover fixed charges by $965,293, $710,699 and $18,090, respectively.